Hongkong Electric Holdings Ltd.

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
Tel : 2843 3111 Fax : 2810 0506
Website : www.hec.com.hk

6th August 2008

BY AIR MAIL

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

(1) 2008 Interim Results Announcement - published on the Hong Kong Stock Exchange's and our Company's websites on 5th August 2008.

(2) Closure of Register of Members - published on the Hong Kong Stock Exchange's and our Company's websites on 5th August 2008.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

dw 8/18

Enc.
LW/jh

Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 00006

港燈
HK Electric

CLOSURE OF REGISTER OF MEMBERS

The register of members of Hongkong Electric Holdings Limited (the "Company") will be closed from Thursday, 11th September 2008 to Thursday, 18th September 2008, both days inclusive, for the purpose of ascertaining entitlement to the interim dividend. To qualify for the interim dividend, all transfers accompanied by the relevant share certificates should be lodged with the Company's registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 10th September 2008.

By Order of the Board
Lillian Wong
Company Secretary

Hong Kong, 5th August 2008

As at the date of this announcement, the Directors of the Company are:

Executive Directors	:	Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mrs. CHOW WOO Mo Fong, Susan (also alternate to Mr. FOK Kin Ning, Canning and Mr. Frank John SIXT), Mr. Andrew John HUNTER, Mr. KAM Hing Lam (Alternate Director to Mr. KAM: Mr. CHAN Loi Shun), Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT, Mr. WAN Chi Tin and Mr. YUEN Sui See.
Non-executive Directors	:	Mr. Ronald Joseph ARCULLI and Mr. George Colin MAGNUS.
Independent Non-executive Directors	:	Mr. Holger KLUGE, Mr. Ralph Raymond SHEA and Mr. WONG Chung Hin.

This announcement is also available for viewing on the HKExnews website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk under "Listed Company Information — Latest Information" and on the website of the Company at www.heh.com under "Investor Relations — Notices, Announcements & Circulars".

Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 00006

港燈
HK Electric

暫停辦理過戶登記手續

香港電燈集團有限公司（「本公司」）將由二零零八年九月十一日星期四至二零零八年九月十八日星期四（首尾兩天包括在內）暫停辦理股票過戶工作，以確定可享有收取中期股息權利的股東名單。凡擬獲派中期股息者，務須於二零零八年九月十日星期三下午四時三十分前，將過戶文件連同有關股票送達股權登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東一百八十三號合和中心十七樓一七一二至一七一六室。

承董事會命
公司秘書
黃莉華

香港，二零零八年八月五日

於本公布日期，本公司董事為：

執行董事：霍建寧先生（主席）、曹棨森先生（集團董事總經理）、周胡慕芳女士（亦為霍建寧先生及陸法蘭先生之替任董事）、甄達安先生、甘慶林先生（甘先生之替任董事：陳來順先生）、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生、尹志田先生及阮水師先生。

非執行董事：夏佳理先生及麥理思先生。

獨立非執行董事：顧浩格先生、余頌平先生及黃頌顯先生。

本公佈亦登載於香港交易及結算所有限公司的披露易網站www.hkexnews.hk「上市公司公告 — 最新公告」一欄及本公司的網站www.heh.com「投資者資訊 — 通告、公佈及通函」一欄。

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006

香港堅尼地道四十四號港燈中心
Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
電話/Tel 2843 3111 傳真/Fax 2810 0506
電郵/Email mail@hec.com.hk
www.heh.com

港燈
HK Electric

2008 INTERIM RESULTS

CHAIRMAN'S STATEMENT

Half Year Results

The Group's unaudited consolidated net profit, after tax and Scheme of Control transfers, for the first six months of 2008 was HK$3,171 million, an increase of 17.9% over the same period last year. Earnings from the Group's Hong Kong operations were HK$2,747 million (2007: HK$2,374 million) which includes the impact of a HK$310 million deferred tax adjustment gain arising from the change in the Hong Kong profits tax rate from 17.5% to 16.5%. Earnings from the Group's international operations for the six month period were HK$424 million compared with HK$315 million for the same period in 2007. The higher first half 2008 international operations earnings reflected higher operating revenue recorded in the first half of the year and higher exchange translation gains on Australian dollar denominated income.

Interim Dividend

The Directors have today declared an interim dividend for 2008 of HK$0.62 (2007: HK$0.58) per share. The dividend will be payable on 19th September 2008, to shareholders whose names appear in the Company's Register of Members on 18th September 2008.

Hong Kong Operations

Unit sales of electricity for the first six months of 2008 were 1.7% lower than that recorded for the first six months of 2007. The lower unit sales were primarily due to the cooler and wetter weather in the earlier part of the year and to the effect of various energy saving initiatives.

Emission reduction work continued at the Lamma Power Station. All piling and civil work for the Unit 4 and 5 flue gas desulphurization (FGD) retrofit works were completed on schedule with erection work now underway. Basic design work for the Unit 2 FGD retrofit work has been completed with construction work scheduled to commence in August this year. The FGD retrofit works are scheduled for completion in mid 2010. Fabrication of the low nitrogen oxide burners for Units 4 and 5 is underway with delivery of the equipment to site to commence in September. Commercial operation of the Unit 5 burner is scheduled for April 2009 and the Unit 4 burner for March 2010.

Unit 9, The Hongkong Electric Company, Limited ("HEC")'s 335 MW gas fired combined cycle unit operated satisfactorily in the first half of 2008 while the overall availability of the Lamma coal fired units increased. The 800 kW wind turbine on Lamma Island continued to play an educational role on renewable energy.

System development work progressed during the first half of the year. World class electricity supply reliability of 99.999% was maintained during the first six months of 2008, a level which has been consistently achieved since 1997. All of HEC's service standards were met during the first half of the year.

Efficient energy use continued to be promoted during the period through HEC's Smart Power Campaign with open days being held at Lamma Power Station and renewable energy through the HK Electric Clean Energy Fund which promotes renewable energy projects at schools.

In June, HEC submitted to the Hong Kong Government its development plan outlining its capital expenditure programme for the period 2009-2013 and is currently awaiting approval of that plan.

The second half of 2008 will be the final period for HEC under the existing Scheme of Control which will expire at the end of the year. That Scheme of Control has ensured Hong Kong enjoys the high degree of reliability in electricity supply that it does today. Going forward under the new Scheme of Control Agreement which was signed in January this year for a ten year term commencing on 1st January 2009 we look forward to continuing to support Hong Kong's development and prosperity.

International Operations

In Australia, our electricity distribution businesses recorded increased distribution revenue and higher unregulated revenue. Northern Gas Networks in the U.K. recorded increased throughput due to the colder weather earlier in the year. In Thailand, both of the 700 MW units at the Ratchaburi gas fired power station have been commissioned and are in commercial operation. In Canada, Stanley Power through its interest in TransAlta Cogeneration L.P. which has interests in six generation facilities in Canada performed ahead of expectations. In July 2008, we acquired a 50% interest in the Wellington electricity distribution network in New Zealand. The network has a system length of over 4,592 kilometres and serves the Wellington, Porirua and Hutt Valley regions. The acquisition will increase the revenue contribution from our international operations.

Outlook

In Hong Kong we expect that the lower level of electricity sales experienced in the first half of 2008 will continue into the second half of the year. The current high coal prices are expected to result in higher fuel costs for 2008 which will apply significant pressure on tariffs.

Our international investments are progressing well. We will continue with our strategy of making international acquisitions so as to continue to grow our international earnings base.

I would like to thank the board and the Group's employees for their dedication and hard work during the period.

Canning Fok Kin-ning

Chairman

Hong Kong, 5th August 2008

Capital Expenditure, Liquidity and Financial Resources

Capital expenditure during the period amounted to HK$714 million (2007 : HK$671 million), which was primarily funded by cash from operations. Total external borrowings outstanding at 30th June 2008 were HK$14,390 million (31st December 2007 : HK$13,495 million), comprising unsecured bank loans and debt securities in issue. In addition, the Group had undrawn committed bank facilities of HK$7,360 million (31st December 2007 : HK$7,145 million) and bank deposits and cash of HK$12,790 million (31st December 2007 : HK$12,180 million).

Treasury Policies, Financing Activities and Capital Structure

The Company manages its financial risks in accordance with guidelines laid down in its treasury policy, which is approved by the Board. The treasury policy is designed to manage the Group's currency, interest rate and counterparty risks. The Company aims to ensure that adequate financial resources are available for refinancing and business growth.

With HK$7.4 billion undrawn committed banking facilities together with HK$12.8 billion bank deposits and cash, no major financing was arranged during the period.

As at 30th June 2008, the net debt of the Group was HK$1,600 million (31st December 2007 : HK$1,315 million) with a net debt-to-equity ratio of 3% (31st December 2007 : 3%).

The profile of the Group's external borrowings, after taking into account of hedging was as follows:-

(1) 63% were in Hong Kong dollars, 32% in Australian dollars and 5% in Sterling Pounds;

(2) 76% were bank loans and 24% were capital market instruments;

(3) 20% were repayable within 1 year, 67% were repayable between 2 and 5 years and 13% were repayable beyond 5 years;

(4) 52% were in fixed rate and 48% were in floating rate.

Currency and interest rate risks are actively managed in accordance with the Group's treasury policy. Derivative financial instruments are used primarily for managing interest rate and foreign currency risks and not for speculative purposes. Treasury transactions are only executed with counterparties with acceptable credit ratings to control credit risk exposure.

The Group's policy is to maintain a portion of its debt in fixed rates. Interest rate risk is managed by either securing fixed or floating rate borrowings or by using interest rate derivatives. As at 30th June 2008, 52% of the Group's total borrowings were fixed rate.

The Group's principal foreign currency exposures arise from its overseas investments and from the import of fuel and capital equipment. Foreign currency transaction exposure is managed mainly through forward contracts. As at 30th June 2008, over 95% of the Group's transaction exposure was either denominated in US dollars or hedged into Hong Kong or US dollars. Where considered appropriate, currency exposure arising from overseas investments is mitigated by financing those investments in local currency borrowings. Foreign currency fluctuations will affect the translated value of the net assets of overseas investments and the resultant translation difference is included in the Group's reserve account.

The contractual notional amounts of derivative financial instruments outstanding at 30th June 2008 amounted to HK$8,734 million (31st December 2007 : HK$9,576 million).

Charges on Group Assets

The shares of an associate were pledged as part of the security arrangements for project financing facilities for that associate. The carrying value of the associate as at 30th June 2008 was HK$434 million (31st December 2007 : HK$281 million).

Contingent Liabilities

As at 30th June 2008, the Group had given guarantees and indemnities totalling HK$2,895 million (31st December 2007 : HK$2,702 million).

Employees

The Group continues its policy of pay by performance and market pay levels are monitored to ensure competitiveness is maintained. The Group's total remuneration costs for the six months ended 30th June 2008, excluding directors' emoluments, amounted to HK$446 million (30th June 2007 : HK$421 million). As at 30th June 2008, the Group employed 1,870 (30th June 2007 : 1,890) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for employees in management and functional skills, language skills, computer knowledge and technology relevant to the Group's industry by both classroom training and e-learning platforms. Job-related courses to develop and enhance the general skills and knowledge of employees are also provided.

OTHER INFORMATION

Closure of Register of Members

The register of members will be closed from Thursday, 11th September 2008 to Thursday, 18th September 2008 both days inclusive for the purpose of ascertaining entitlement to the interim dividend. To qualify for the interim dividend, all transfers accompanied by the relevant share certificates should be lodged with the Company's registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 10th September 2008.

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the six months ended 30th June 2008.

Code on Corporate Governance Practices

The Company has complied with the applicable code provisions in the Code on Corporate Governance Practices set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the six months ended 30th June 2008.

HONGKONG ELECTRIC HOLDINGS LIMITED
UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE SIX MONTHS ENDED 30TH JUNE 2008

	Note	Six months ended 30th June 2008 HK$ million	2007 HK$ million restated
Turnover	3	5,878	5,841
Direct costs		(2,071)	(2,041)
		3,807	3,800
Other revenue and net income		538	505
Other operating costs		(496)	(432)
Finance costs		(253)	(318)
Operating profit		3,596	3,555
Share of profits less losses of associates		294	202
Profit before taxation	4	3,890	3,757
Income tax	5	(227)	(568)
Profit after taxation		3,663	3,189
Scheme of Control transfers to:	6		
Development Fund		(492)	(500)
Rate Reduction Reserve		-	-
		(492)	(500)
Profit attributable to equity shareholders			
Hong Kong operations		2,747	2,374
International operations		424	315
Profit for the period		3,171	2,689
Interim dividend	7	1,323	1,238
Earnings per share – basic and diluted	8	HK$1.49	HK$1.26
Interim dividend per share	7	HK$0.62	HK$0.58

HONGKONG ELECTRIC HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEET
AT 30TH JUNE 2008

	Note	(Unaudited) 30th June 2008 HK$ million	(Audited) 31st December 2007 HK$ million
Non-current assets			
Fixed assets			
- Property, plant and equipment		40,367	41,112
- Assets under construction		3,023	2,623
- Interests in leasehold land held for own use under operating leases		2,294	2,323
		45,684	46,058
Interest in associates		9,829	9,071
Other non-current financial assets		66	66
Derivative financial instruments		133	122
Employee retirement benefit assets		866	1,106
		56,578	56,423
Current assets			
Inventories		699	539
Trade and other receivables	9	1,508	1,197
Fuel Clause Account		377	336
Bank deposits and cash	10	12,790	12,180
		15,374	14,252
Current liabilities			
Trade and other payables	11	(982)	(1,071)
Bank overdrafts - unsecured		(1)	-
Current portion of bank loans and other borrowings		(2,845)	(2,191)
Current taxation		(583)	(424)
		(4,411)	(3,686)
Net current assets		10,963	10,566
Total assets less current liabilities		67,541	66,989
Non-current liabilities			
Interest-bearing borrowings		(11,544)	(11,304)
Derivative financial instruments		(4)	(7)
Customers' deposits		(1,611)	(1,585)
Deferred tax liabilities		(5,204)	(5,444)
Employee retirement benefit liabilities		(528)	(530)
		(18,891)	(18,870)
Rate Reduction Reserve		(1)	(1)
Development Fund		(506)	(14)
Net Assets		48,143	48,104
Capital and Reserves			
Share capital		2,134	2,134
Reserves		46,009	45,970
Total equity attributable to equity shareholders of the Company		48,143	48,104

Notes:

1. Review of Condensed Interim Accounts

The condensed interim accounts are unaudited, but have been reviewed by the Audit Committee.

2. Basis of Preparation

The condensed interim accounts have been prepared in accordance with the applicable provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

These condensed interim accounts should be read in conjunction with the 2007 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed interim accounts are consistent with those used in the 2007 annual accounts except for the adoption of the new standards, amendments to standards and interpretations issued by the HKICPA which are mandatory for the annual periods beginning 1st January 2008. The following new standards, amendments to standards and interpretations are mandatory for the financial year ending 31st December 2008.

(a) HK(IFRIC) Interpretation 12 Service Concession Arrangements (effective for annual periods beginning on or after 1st January 2008)

(b) HK(IFRIC) Interpretation 14 HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective for annual periods beginning on or after 1st January 2008)

The adoption of these new standards, amendments to standards and interpretations has no material financial effect on the Group's results and financial position for the current or prior periods.

2. Basis of Preparation (continued)

The Group has not early adopted the following new/revised standards and interpretations that have been issued but not yet effective for the accounting period ending 31st December 2008. The Group is in the process of making an assessment of the impact of these new/revised standards and interpretations to the Group's results of operations and financial position in the period of initial application.

		Effective for annual periods beginning on or after
HK(IFRIC) Interpretation 13	Customer Loyalty Programmes	1st July 2008
HKAS 23 (Revised)	Borrowing Costs	1st January 2009
HKFRS 8	Operating Segments	1st January 2009
HKAS 1 (Revised)	Presentation of Financial Statements	1st January 2009
Amendments to HKFRS 2	Share-based Payment – Vesting Conditions and Cancellations	1st January 2009

3. Turnover and Segmental Information

The analyses of the principal activities and geographical locations of the operations of the Group during the financial period are as follows:

	Turnover Six months ended 30th June		Operating profit Six months ended 30th June	
	2008	2007	**2008**	2007
	$ million	$ million	**$ million**	$ million restated
Principal activities				
Sales of electricity and its related income	**5,855**	5,818	**3,345**	3,404
Technical service fees	**23**	23	**6**	4
Unallocated and other items	**-**	-	**20**	3
	5,878	5,841	**3,371**	3,411
Interest income			**504**	486
Finance costs			**(253)**	(318)
Unallocated group expenses			**(26)**	(24)
Operating profit			**3,596**	3,555

3. Turnover and Segmental Information (continued)

Geographical locations of operations

	Turnover	
	Six months ended 30th June	
	2008	2007
	$ million	$ million
Hong Kong	**5,868**	5,832
Rest of Asia and other locations	**10**	9
	5,878	5,841

4. Profit Before Taxation

	Six months ended 30th June	
	2008	2007
	$ million	$ million
Profit before taxation is shown after charging/(crediting):		
Finance costs		
Interest on borrowings	**305**	376
Less : interest capitalised to fixed assets	**(46)**	(52)
interest transferred to fuel cost	**(6)**	(6)
	253	318
Depreciation		
Depreciation charges for the period	**1,041**	1,042
Less : depreciation capitalised	**(56)**	(63)
	985	979
Amortisation of leasehold land	**29**	28
Net profit on disposal of fixed assets	**1**	-

5. Income Tax

	Six months ended 30th June	
	2008	2007
	$ million	$ million
Current Tax		
The Company and its subsidiaries – Hong Kong	**475**	572
– Overseas	**(5)**	1
	470	573
Deferred Tax		
The Company and its subsidiaries – Hong Kong		
Origination and reversal of temporary differences	**67**	(5)
Effect of decrease in tax rate on deferred tax balances at 1st January	**(310)**	-
	(243)	(5)
Total	**227**	568

In June 2008, the Hong Kong Government promulgated a decrease in the Profits Tax rate applicable to the Group's operations in Hong Kong from 17.5% to 16.5%. This decrease is taken into account in the preparation of the Group's 2008 interim accounts.

Hong Kong Profits Tax has been provided for at the rate of 16.5% (2007 : 17.5%) based on the estimated assessable profits for the period. Overseas taxation has been provided for at the applicable rate on the estimated assessable profits for the period.

6. Scheme of Control Transfers

The Scheme of Control transfers are mid-year notional transfers. The actual Scheme of Control transfers can only be determined in accordance with the Scheme of Control at the year end.

7. Interim Dividend

After the balance sheet date, the interim dividend declared by the Board of Directors is as follows:

	Six months ended 30th June	
	2008	2007
	$ million	$ million
Interim dividend of HK$0.62 per share (2007 : HK$0.58 per share)	**1,323**	1,238

8. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $3,171 million (2007 : $2,689 million) and 2,134,261,654 ordinary shares (2007 : 2,134,261,654 ordinary shares) in issue during the period.

9. Trade and Other Receivables

	30th June 2008 $ million	31st December 2007 $ million
Derivative financial instruments	**6**	10
Debtors (see note below)	**1,502**	1,187
	1,508	1,197

Debtors' ageing is analysed as follows:		
Current or less than 1 month overdue	**852**	600
1 to 3 months overdue	**32**	32
More than 3 months overdue but less than 12 months overdue	**11**	11
Total trade debtors (see note below)	**895**	643
Deposits, prepayments and other receivables	**607**	544
	1,502	1,187

Electricity bills issued to domestic, small industrial, commercial and miscellaneous customers of electricity supplies are due upon presentation whereas maximum demand customers are allowed a credit period of 16 working days. If settlements by maximum demand customers are received after the credit period, The Hongkong Electric Company, Limited is entitled to add a surcharge of 5% to the respective bills.

10. Bank Deposits and Cash

	30th June 2008 $ million	31st December 2007 $ million
Deposits with banks and other financial institutions with three months or less to maturity when placed	**12,667**	8,070
Cash at bank and in hand	**36**	8
Cash and cash equivalents for the purpose of cash flow statement	**12,703**	8,078
Deposits with banks and other financial institutions with more than three months to maturity when placed	**87**	4,102
	12,790	12,180

11. Trade and Other Payables

	30th June 2008 $ million	31st December 2007 $ million
Creditors (see note below)	**974**	1,068
Derivative financial instruments	**8**	3
	982	1,071

	30th June 2008 $ million	31st December 2007 $ million
Creditors' ageing is analysed as follows:		
Due within 1 month or on demand	**396**	474
Due after 1 month but within 3 months	**202**	240
Due after 3 months but within 12 months	**335**	321
	933	1,035
Other payables	**41**	33
	974	1,068

Board of Directors

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mrs. CHOW WOO Mo Fong, Susan (also alternate to Mr. FOK Kin Ning, Canning and Mr. Frank John SIXT), Mr. Andrew John HUNTER, Mr. KAM Hing Lam (Alternate Director to Mr. KAM: Mr. CHAN Loi Shun), Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT, Mr. WAN Chi Tin and Mr. YUEN Sui See.
Non-executive Directors:	Mr. Ronald Joseph ARCULLI and Mr. George Colin MAGNUS.
Independent Non-executive Directors:	Mr. Holger KLUGE, Mr. Ralph Raymond SHEA and Mr. WONG Chung Hin.

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006

香港堅尼地道四十四號港燈中心
Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
電話/Tel 2843 3111 傳真/Fax 2810 0506
電郵/Email mail@hec.com.hk
www.heh.com

港燈
HK Electric

二零零八年中期報告

董事局主席報告

中期業績

二零零八年集團首六個月未經審核之綜合溢利，經扣除稅項及管制計劃調撥後，爲港幣三十一億七千一百萬元，較去年同期增加百分之十七點九。集團在香港業務的溢利爲港幣二十七億四千七百萬元（二零零七年爲港幣二十三億七千四百萬元），其中包括因香港利得稅率由百分之十七點五改爲百分之十六點五而取得港幣三億一千萬元的遞延稅項調整得益。集團二零零八年首六個月的國際業務溢利爲港幣四億二千四百萬元，去年同期爲港幣三億一千五百萬元。集團的國際業務在二零零八年上半年取得較高溢利，反映期內錄得較高的營運收入，及澳幣匯率上揚，以致其作爲單位的收入亦因而上升所致。

中期息

董事局宣佈二零零八年度中期息爲每股港幣六角二分（二零零七年爲港幣五角八分）。股息將於二零零八年九月十九日派發予二零零八年九月十八日已登記在股東名冊之股份持有人。

香港業務

二零零八年首六個月的售電量較去年同期低百分之一點七，主要是受年初較清涼和潮濕的天氣，以及多項節約能源的計劃所影響。

南丫發電廠的減少排放計劃在二零零八年上半年繼續進行。第四及五號機組加裝煙氣脫硫裝置（脫硫裝置）打樁及土木工程已依期完成，現正安裝設備。發電廠亦已完成第二號機組加裝脫硫裝置的基本設計工作，預計八月開始動工，有關加裝工程將於二零一零年中完成。此外，第四、五號機組加裝低氮氧化物燃燒器的工程亦正在進行，預計今年九月開始付運設備，並分別於二零零九年四月及二零一零年三月投產。

香港電燈集團有限公司（港燈）首台三百三十五兆瓦的燃氣聯合循環機組，即第九號機組，在二零零八年首半年運作理想，而燃煤機組的整體可用率亦得以提升。另外，南丫島上容量爲八百千瓦的風力發電站繼續發揮教育市民認識可再生能源的角色。

港燈的系統發展計劃在今年首半年取得進展，供電可靠程度繼續維持自一九九七年以來達 99.999%的世界級水平。此外，公司在期內亦達致全部之服務承諾。

期內，港燈繼續透過智「惜」用電計劃，及在南丫發電廠舉行開放日，推廣有效率用電的訊息；並藉着「港燈清新能源基金」，支持學界在校內應用可再生能源。

今年六月，港燈已向香港政府提交發展計劃，勾劃二零零九年至二零一三年的資本開支項目，現正等候審批。

現行管制計劃協議於二零零八年下半年踏入最後階段，並將於今年底屆滿。該協議在過去及現在均確保香港享有高度可靠的電力供應。新管制計劃協議爲期十年，於二零零九年一月一日生效。在新協議下，集團將繼續努力爲香港的發展和繁榮作出貢獻。

國際業務

澳洲配電業務方面，集團在配電收入及非管制業務收入均錄得增長。英國氣體分銷網絡 Northern Gas Networks 亦由於年初較冷的天氣令輸氣量有所增加。泰國方面，叻丕府發電廠兩台七百兆瓦的燃氣發電機組經已投產。在加拿大，持有 TransAlta Cogeneration L.P. 六家發電設施權益的 Stanley Power 表現較預期理想。二零零八年七月，集團收購了紐西蘭威靈頓配電網絡百分之五十的權益，該網絡系統長度逾 4,592 公里，服務威靈頓、波里魯阿及哈特谷等地區。有關收購將增加集團之國際業務收益。

展望

在香港，我們預計二零零八年上半年的較低售電量將在下半年持續，而高企的燃煤價格亦會令二零零八年度的燃料成本增加，為電費帶來重大壓力。

集團的國際投資項目進展良好。集團將繼續在國際業務上進行收購，以擴大國際業務的溢利基礎。

本人謹此向董事局全寅及集團全體員工致謝，感謝他們努力不懈，為集團業務作出貢獻。

主席
霍建寧

香港，二零零八年八月五日

資本開支、流動資金及財政資源

期內之資本開支爲港幣七億一千四百萬元（二零零七年爲港幣六億七千一百萬元），該資本開支主要以來自營運業務所產生之現金提供資金。於二零零八年六月三十日，向外貸款總額爲港幣一百四十三億九千萬元（二零零七年十二月三十一日爲港幣一百三十四億九千五百萬元），包括無抵押之銀行貸款及已發行之債務證券。此外，銀行已承諾但未動用之信貸額爲港幣七十三億六千萬元（二零零七年十二月三十一日爲港幣七十一億四千五百萬元），而銀行存款及現金爲港幣一百二十七億九千萬元（二零零七年十二月三十一日爲港幣一百二十一億八千萬元）。

庫務政策、融資活動及資本結構

本公司按其已獲得董事局通過的庫務政策管理財務風險。本公司之庫務政策有計劃地管理集團外匯、利率及買賣對手的信貸風險，目的爲確保公司有足夠財政資源，以配合再融資及業務發展之需要。

集團獲銀行已承諾但未動用之信貸額達港幣七十四億元，並持有港幣一百二十八億元之銀行存款及現金，因此於期內無需作出重大之財務安排。

於二零零八年六月三十日，集團之淨負債爲港幣十六億元（二零零七年十二月三十一日爲港幣十三億一千五百萬元），資本負債比率爲百分之三（二零零七年十二月三十一日爲百分之三）。

集團向外貸款包括外匯及利率掉期合約在內的結構如下：

(一) 百分之六十三以港元爲單位，百分之三十二以澳元爲單位及百分之五以英磅爲單位；

(二) 百分之七十六爲銀行貸款及百分之二十四爲資本市場工具；

(三) 百分之二十貸款須於一年內償還，百分之六十七貸款償還期爲二至五年及百分之十三貸款償還期超越五年；

(四) 百分之五十二爲定息類別及百分之四十八爲浮息類別。

集團按其庫務政策積極管理外幣及利率風險。衍生金融工具主要用作管理利率及外匯風險，並非作投機性用途。爲控制信貸風險，集團只與信貸素質良好的機構進行與財務有關的交易。

集團的政策是將一部分債項組合維持爲定息類別。以定息或浮息貸款或採用利率衍生工具管理利率風險。於二零零八年六月三十日，集團貸款中的百分之五十二爲定息類別。

集團的外匯風險主要來自海外投資，以及進口燃料和資本設備所產生的費用。集團主要運用遠期合約管理外幣交易風險。於二零零八年六月三十日，集團超過百分之九十五之交易風險是以美元爲單位或已對沖爲港元或美元。爲緩和海外投資所產生的外匯風險，在適當時候集團會以投資項目所在地的貨幣提供項目所需的債務融資。外幣匯率波動會對折算該海外投資之資產淨值構成影響，由此產生的匯兌差額會包括在集團之儲備賬目內。

於二零零八年六月三十日，未履行的衍生金融工具合約名義總額爲港幣八十七億三千四百萬元（二零零七年十二月三十一日爲港幣九十五億七千六百萬元）。

集團資產押記

集團抵押一聯營公司之股份，作爲該聯營公司項目融資貸款的部分抵押安排。於二零零八年六月三十日，集團應佔該聯營公司之賬面值爲港幣四億三千四百萬元（二零零七年十二月三十一日爲港幣二億八千一百萬元）。

或有債務

於二零零八年六月三十日，集團作出的擔保及賠償保證爲港幣二十八億九千五百萬元（二零零七年十二月三十一日爲港幣二十七億零二百萬元）。

僱員

集團採用按員工表現以釐定薪酬的政策，及經常留意市場薪酬水平以確保薪酬具競爭力。截至二零零八年六月三十日止之六個月，除董事酬金外，集團的員工薪酬總支出達港幣四億四千六百萬元（二零零七年六月三十日爲港幣四億二千一百萬元）。於二零零八年六月三十日，集團長期僱員人數爲一千八百七十名（二零零七年六月三十日爲一千八百九十名）。集團並無優先認股計劃。

集團除給予大學畢業生、見習技術員和學徒完善培訓課程外，亦透過課堂訓練及網絡授課提供管理及職務技術、語言技巧、電腦知識、與本行業有關的技術及各樣與工作相關的訓練課程，藉此增加員工多方面的技術和知識。

其他資料

暫停過戶登記

爲確定可享有收取中期股息權利的股東名單，本公司將由二零零八年九月十一日星期四至二零零八年九月十八日星期四（首尾兩日包括在內）暫停辦理股票過戶工作。凡擬獲派中期股息者，務須於二零零八年九月十日星期三下午四時三十分前，將過戶文件連同有關股票送達股權登記處香港中央證券登記有限公司，地址爲香港灣仔皇后大道東一百八十三號合和中心十七樓一七一二至一七一六室。

購回、出售或贖回本公司之股份

截至二零零八年六月三十日止六個月內，本公司及其附屬公司並無購回、出售或贖回本公司之股份。

企業管治常規守則

本公司在截至二零零八年六月三十日止六個月內均有遵守香港聯合交易所有限公司證券上市規則附錄十四所載的企業管治常規守則內適用守則的規定。

香港電燈集團有限公司
未經審核綜合損益表
截至二零零八年六月三十日止之六個月

	附註	截至六月三十日止之六個月 二零零八年 港幣百萬元	 二零零七年 港幣百萬元 重報
營業額	三	**5,878**	5,841
直接成本		**(2,071)**	(2,041)
		3,807	3,800
其他收入及收益淨額		**538**	505
其他營運成本		**(496)**	(432)
財務成本		**(253)**	(318)
經營溢利		**3,596**	3,555
應佔聯營公司溢利減虧損		**294**	202
除稅前溢利	四	**3,890**	3,757
所得稅	五	**(227)**	(568)
除稅後溢利		**3,663**	3,189
管制計劃調撥撥入：	六		
發展基金		**(492)**	(500)
減費儲備		**-**	-
		(492)	(500)
股東應佔溢利			
香港業務		**2,747**	2,374
國際業務		**424**	315
本期溢利		**3,171**	2,689
中期股息	七	**1,323**	1,238
每股溢利 － 基本及攤薄	八	**1.49 元**	1.26 元
每股中期股息	七	**0.62 元**	0.58 元

香港電燈集團有限公司
綜合資產負債表
於二零零八年六月三十日

	附註	(未經審核) 二零零八年 六月三十日 港幣百萬元	(經審核) 二零零七年 十二月三十一日 港幣百萬元
非流動資產			
固定資產			
- 物業、機器及設備		**40,367**	41,112
- 在建造中資產		**3,023**	2,623
- 根據經營租賃持作自用之租約土地權益		**2,294**	2,323
		45,684	46,058
聯營公司權益		**9,829**	9,071
其他非流動財務資產		**66**	66
衍生金融工具		**133**	122
僱員退休福利資產		**866**	1,106
		56,578	56,423
流動資產			
存貨		**699**	539
應收營業及其他賬項	九	**1,508**	1,197
燃料價條款賬		**377**	336
銀行存款及現金	十	**12,790**	12,180
		15,374	14,252
流動負債			
應付營業及其他賬項	十一	**(982)**	(1,071)
銀行透支－無抵押		**(1)**	-
銀行貸款及其他貸款流動部分		**(2,845)**	(2,191)
本期稅項		**(583)**	(424)
		(4,411)	(3,686)
流動資產淨額		**10,963**	10,566
總資產減流動負債		**67,541**	66,989
非流動負債			
計息貸款		**(11,544)**	(11,304)
衍生金融工具		**(4)**	(7)
客戶按金		**(1,611)**	(1,585)
遞延稅項負債		**(5,204)**	(5,444)
僱員退休福利負債		**(528)**	(530)
		(18,891)	(18,870)
減費儲備		**(1)**	(1)
發展基金		**(506)**	(14)
資產淨值		**48,143**	48,104
資本及儲備			
股本		**2,134**	2,134
儲備		**46,009**	45,970
本公司股東應佔之股本權益總額		**48,143**	48,104

附註

一. 審閱簡明中期賬目

本簡明中期賬目乃未經審核，但已由審計委員會作出審閱。

二. 編製的基準

本簡明中期賬目乃根據香港聯合交易所有限公司證券上市規則及香港會計師公會所頒佈之香港會計準則第三十四號「中期財務報告」之適用的規定所編製而成。

本簡明中期賬目應與二零零七年年度賬目一併閱覽。

編製本簡明中期賬目所採用之會計政策與計算方法，與編製二零零七年年度賬目所採用者一致，惟採納香港會計師公會頒佈必需於二零零八年一月一日開始的年度期間生效之新準則、準則之修訂及詮釋則除外。下列新準則、準則之修訂及詮釋須於截至二零零八年十二月三十一日止財政年度實行。

(a) 香港（國際財務報告準則詮釋委員會）第十二號「服務經營權安排」（於二零零八年一月一日或其後開始的年度期間生效）

(b) 香港（國際財務報告準則詮釋委員會）第十四號香港會計準則第十九號「界定福利資產、最低供款要求和兩者的互相影響」（於二零零八年一月一日或其後開始的年度期間生效）

採納此等新準則、準則之修訂及詮釋對本集團於本期及過往期間之業績及財務狀況概無重大財政影響。

二. 編製的基準（續）

本集團並無提早採納以下已頒佈但於截至二零零八年十二月三十一日止會計期間尚未正式生效之新／經修訂準則及詮釋。本集團現正對此等新／經修訂準則及詮釋於初始應用期間對本集團業績及財政狀況的影響進行評估。

		於下列日期或其後開始之年度期間生效
香港（國際財務報告準則詮釋委員會）第十三號	顧客獎賞計劃	二零零八年七月一日
香港會計準則第二十三號（經修訂）	借貸成本	二零零九年一月一日
香港財務報告準則第八號	經營分部	二零零九年一月一日
香港會計準則第一號（經修訂）	財務報表之呈報	二零零九年一月一日
香港財務報告準則第二號之修訂	以股份爲基礎的薪酬支出－實際授出的條件和取消	二零零九年一月一日

三. 營業額及分部資料

本集團於本財政期內的主要業務及經營地區分析如下：

	營業額		經營溢利	
	截至六月三十日止之六個月		截至六月三十日止之六個月	
	二零零八年	二零零七年	二零零八年	二零零七年
	百萬元	百萬元	百萬元	百萬元 重報
主要業務				
電力銷售及電力有關收入	**5,855**	5,818	**3,345**	3,404
技術服務收入	**23**	23	**6**	4
未分配及其他項目	**-**	-	**20**	3
	5,878	5,841	**3,371**	3,411
利息收入			**504**	486
財務成本			**(253)**	(318)
未分配的集團支出			**(26)**	(24)
經營溢利			**3,596**	3,555

三. 營業額及分部資料（續）

經營地區

	營業額	
	截至六月三十日止之六個月	
	二零零八年	二零零七年
	百萬元	百萬元
香港	**5,868**	5,832
其他亞洲國家及其他地區	**10**	9
	5,878	5,841

四. 除稅前溢利

	截至六月三十日止之六個月			
	二零零八年		二零零七年	
	百萬元		百萬元	
除稅前溢利已扣除/(計入)下列項目:				
財務成本				
貸款利息	**305**		376	
減去：轉作固定資產之利息	**(46)**		(52)	
轉作燃料成本之利息	**(6)**		(6)	
		253		318
折舊				
期內之折舊費用	**1,041**		1,042	
減去：折舊資本化	**(56)**		(63)	
		985		979
租約土地攤銷		**29**		28
變賣固定資產溢利淨額		**1**		-

五. 所得稅

	截至六月三十日止之六個月	
	二零零八年 百萬元	二零零七年 百萬元
本期稅項		
本公司及其附屬公司 — 香港	**475**	572
— 海外	**(5)**	1
	470	573
遞延稅項		
本公司及其附屬公司 — 香港		
產生及撥回暫記差額	**67**	(5)
稅率下調對一月一日遞延稅項結餘之影響	**(310)**	-
	(243)	(5)
總額	**227**	568

二零零八年六月，香港政府公佈適用於本集團香港業務的利得稅率由百分之十七點五下調至百分之十六點五。此調整於編制本集團二零零八年中期賬目時已一併考慮。

香港利得稅準備乃按照期內的估計應課稅溢利以稅率百分之十六點五（二零零七年為百分之十七點五）計算。海外稅項準備乃按照期內的估計應課稅溢利以適用的稅率計算。

六. 管制計劃調撥

管制計劃調撥乃一項年中之暫計調撥。管制計劃調撥之確實數目只能於年底結算時根據管制計劃確定。

七. 中期股息

在資產負債表日後，董事局宣佈派發中期股息如下：

	截至六月三十日止之六個月	
	二零零八年 百萬元	二零零七年 百萬元
中期股息每股港幣六角二分 （二零零七年為每股港幣五角八分）	**1,323**	1,238

八. 每股溢利

每股溢利是按照本期內本公司股東應佔溢利三十一億七千一百萬元（二零零七年為二十六億八千九百萬元）及本期內已發行 2,134,261,654 普通股（二零零七年為 2,134,261,654 普通股）計算。

九. 應收營業及其他賬項

	二零零八年六月三十日 百萬元	二零零七年十二月三十一日 百萬元
衍生金融工具	**6**	10
應收賬項（參閱下列附註）	**1,502**	1,187
	1,508	1,197
應收賬項賬齡分析如下：		
現在或少於一個月過期未付	**852**	600
一至三個月過期未付	**32**	32
超過三個月但少於十二個月過期未付	**11**	11
總應收營業賬項（參閱下列附註）	**895**	643
定金、預付款項及其他應收賬項	**607**	544
	1,502	1,187

發給家庭、小型工業、商業及雜項供電客戶的電費賬單，收到時已到期，須立即繳付。發給最高負荷供電客戶的賬單，將給予十六個工作天的信用期限。最高負荷供電客戶如在信用期限後付賬，則香港電燈有限公司可另加百分之五附加費於賬單內。

十. 銀行存款及現金

	二零零八年六月三十日 百萬元	二零零七年十二月三十一日 百萬元
存放日起三個月內到期之銀行及其他財務機構存款	**12,667**	8,070
銀行存款及現金	**36**	8
現金流量表之現金及現金等值	**12,703**	8,078
存放日起三個月以上到期之銀行及其他財務機構存款	**87**	4,102
	12,790	12,180

十一. 應付營業及其他賬項

	二零零八年 六月三十日 百萬元	二零零七年 十二月三十一日 百萬元
應付賬項（參閱下列附註）	**974**	1,068
衍生金融工具	**8**	3
	982	1,071

應付賬項賬齡分析如下：		
一個月內或接獲通知時到期	**396**	474
一個月後但三個月內到期	**202**	240
三個月後但十二個月內到期	**335**	321
	933	1,035
其他應付賬項	**41**	33
	974	1,068

董事局

於本公布發出當日，本公司董事爲：

執行董事： 霍建寧先生(主席)、曹棨森先生(集團董事總經理)、周胡慕芳女士(亦爲霍建寧先生及陸法蘭先生之替任董事)、甄達安先生、甘慶林先生(甘先生之替任董事：陳來順先生)、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生、尹志田先生及阮水師先生。

非執行董事： 夏佳理先生及麥理思先生。

獨立非執行董事： 顧浩格先生、余頌平先生及黃頌顯先生。

END